Exhibit 99.1

Earnings Release Q3 2026 | 9M 2026

Miami, November 5, 2026 – “Production was the highlight of the quarter: a new record of 96k GEO, taking us to 253k GEO year-to-date, the highest nine-month result in Aura’s history and keeping us firmly on track for our 340k–390k full-year guidance. Led by a record quarter at Borborema and the continued turnaround at MSG, this operational strength translated into solid financials, with nine-month Adjusted EBITDA of $677 million — nearly double last year and already ahead of all of 2025 — and Recurring Free Cash Flow of $124 million in the quarter, funding dividends, buybacks and expansion capex with leverage stable at 0.20x. We are also moving ahead on the projects that will drive the next stage of growth: Era Dorada remains on time and on budget, the Almas and Borborema expansions are progressing, and the recent fleet insourcing is set to provide cost savings starting next year. We are delivering strong results today while building a clear path toward more than 600k GEO annually.” Commented Rodrigo Barbosa President and CEO of Aura.

Operational & Financial Headlines Q3 2026 and 9M 2026

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Total Production (GEO)	95,557	75,437	27%	74,227	29%	253,131	198,347	28%
Total Sales (GEO)	93,794	78,414	20%	74,907	25%	253,576	197,850	28%

Net Revenue	385,977	335,967	15%	247,832	56%	1,104,550	600,072	84%
Gross Profit	222,631	191,477	16%	149,609	49%	642,936	331,976	94%
Gross Margin	58%	57%	1 p.p.	60%	-3 p.p.	58%	55%	3 p.p.
Adjusted EBITDA	236,871	196,659	20%	152,105	56%	677,399	339,808	99%
Adjusted EBITDA Margin	61%	59%	3 p.p.	61%	0 p.p.	61%	57%	5 p.p.
Net Income	135,004	217,687	-38%	5,626	2300%	447,849	(59,476)	n.a.
Net Income Margin	35%	65%	-30 p.p.	2%	33 p.p.	41%	-10%	50 p.p.
Adjusted Net Income	121,208	97,414	24%	68,672	77%	322,540	132,409	144%
Adjusted Net Income Margin	31%	29%	2 p.p.	28%	4 p.p.	29%	22%	7 p.p.
Cash Cost (US$/GEO)	1,395	1,513	-8%	1,110	26%	1,460	1,133	29%
All In Sustaining cost (US$/GEO)	1,953	1,985	-2%	1,396	40%	1,921	1,433	34%

Operating Cash Flow	167,905	111,945	50%	93,096	81%	397,721	214,189	86%
Net Debt/LTM Adjusted EBITDA	0.20x	0.21x	-0.01x	0.15x	0.05x	0.20x	0.15x	0.05x
Total CAPEX	96,588	84,319	15%	31,605	206%	225,014	133,655	68%

Except as otherwise noted in this document, references herein to “US$” or and “$” are to thousands of United States dollars

Headlines

•	Record High Production: Q3 2026 total production reached 95,557 GEO, a 27% increase compared to Q2 2026 and 29% higher than Q3 2025 at current metal prices (at constant prices, +26% QoQ and +25% YoY). In 9M 2026, Aura produced 253,131 GEO (255,268 GEO at constant prices), a 28% increase over 9M 2025 at current prices (+26% at constant prices) and the highest nine-month production in the Company’s history and on track to deliver its consolidated guidance of 340k – 390k GEO in 2026. Over the last twelve months, Aura produced 335,198 GEO at current prices, another record high and a 27% increase compared to the twelve-month period ended Q3 2025. Q3 2026 and 9M 2026 highlights:

o	Aranzazu: 24,920 GEO (+39% QoQ; +16% YoY at current prices), mainly reflecting higher grades from mine sequencing, as planned, supported by favorable metal price effects on GEO conversion. The average realized copper price increased 6% QoQ to $6.46/lb, while the average realized gold price decreased 3% to $4,285/oz. At constant prices, production was +35% QoQ and +6% YoY, by higher grades and more copper contained in concentrate. In 9M 2026, total production reached 58,497 GEO (-9% YoY) at current prices. At constant prices, Aranzazu produced 60,634 GEO (-12% YoY), primarily due to lower grades anticipated for the first half of the year.

1

o	Almas: 14,264 GEO (-12% QoQ; -5% YoY), mainly due to lower grades, reflecting the processing of additional ore following the plant expansion and in line with the mine sequencing plan, which moves into higher-grade areas in Q4. As result of the expansion plan, plant feed increased 31% YoY and 3% QoQ, with recovery stable at approximately 88%. In 9M 2026, production totaled 46,232 GEO (+12% YoY), as the higher plant feed enabled by the expansion more than offset the impact of lower grades. This result already represents 73% of the guidance high range.

o	Apoena: 6,865 GEO (+20% QoQ; -26% YoY), with QoQ growth driven by a 27% increase in grade and higher plant feed, reflecting continued advancement of Phase 3 at the Nosde Pit, where access to the main higher-grade areas was completed during the quarter and which will be the primary source of ore in Q4. The YoY decrease was primarily due to lower plant feed and lower recovery rates. In 9M 2026, total production was 20,094 GEO (-24% YoY), mainly due to lower ore plant feed and lower grades. Aura expects higher grades in Q4 2026, keeping Apoena on track to meet its 2026 guidance.

o	Borborema: 22,842 GEO (+60% QoQ; +124% YoY), a quarterly record for the operation, representing approximately 24% of Aura’s total production in Q3 2026. The increase QoQ was driven by higher grades (+42%, from 1.16 g/t to 1.65 g/t), reflecting access to higher-grade areas in line with the mine plan, and by a 14% QoQ increase in ore plant feed, supported by improved filtering performance. In 9M 2026, total production was 54,194 GEO, compared to 12,796 GEO in 9M 2025, considering that commercial production at Borborema started in the second half of 2025. This result already represents 70% of the guidance high range.

o	Minosa: 13,344 GEO (-7% QoQ; -26% YoY), mainly due to lower ore plant feed, still an effect of the increase in stacking level within the leach pad, as seen in the previous quarter. In 9M 2026, production totaled 45,027 GEO (-16% YoY), mainly due to these impacts throughout the year. Even with the effects of the higher stacking level, Minosa has reached 71% of the low end of its 2026 guidance range.

o	MSG: 13,321 GEO (+85% QoQ), driven by higher grades (from 0.90 g/t in Q2 2026 to 1.19 g/t in Q3 2026), an increase in ore plant feed (+28% QoQ) and a 1.9 p.p. improvement in recovery rate (89.6%), as the mine turnaround advances, with underground infrastructure and the transition to the bottom-up method progressing according to plan. In 9M 2026, production reached 29,087 GEO.

•	Sales Volumes: Q3 2026 sales were 93,794 GEO, a 20% increase QoQ and 25% YoY at current prices (+7% YoY excluding MSG), mainly due to higher sales at Borborema, which posted a quarterly record, Aranzazu and MSG improvements. In 9M 2026, Aura sold 253,576 GEO, up 28% YoY, a high record result.

•	Net Revenues: Q3 2026 reached US$386.0 million, up 15% QoQ and up 56% YoY, driven mainly by higher sales volumes. In 9M 2026, Net Revenue was US$1,104.6 million, up 84% compared to the same period of last year, driven by higher sales and metal prices.

o	Average realized gold prices: Q3 2026: US$4,202/oz (-2% QoQ, +24% YoY). 9M 2026: US$4,436/oz (+41% YoY).

o	Average realized copper prices: Q3 2026: US$6.46/lb (+6% QoQ, +45% YoY). 9M 2026: US$6.12/lb (+41% YoY).

•	Adjusted EBITDA: Q3 hit US$ 236.9 million, up 20% QoQ and up 56% YoY. Driven by increase in production/ sales between the periods and also metal prices when compared YoY. In 9M 2026, Adjusted EBITDA hit US$ 677.4 million, almost double of the previous year and already 24% above the full year of 2025, also benefited by increase in production/sales and more favorable metal prices.

•	AISC Performance: Q3 2026 AISC was US$1,953/GEO, a 2% decrease QoQ, as the lower AISC at Aranzazu (-25%), driven by higher grades, sales volumes and more favorable copper to gold price ratio, and at MSG (-30%), as the 85% increase in volumes diluted costs combined with higher grades, more than offset the increases at Apoena (+33%, as the increase in grade did not offset the higher sustaining CAPEX), Minosa (+15%, due to lower sales), Borborema (+14%, due to higher mine development cost as the strip ratio increased from 2.1x to 4.6x) and Almas (+6%, as lower grades). MSG (US$3,647/GEO) and Apoena (US$3,554/GEO) remained the highest AISC in the quarter, reflecting the final phases of the turn-around and the development of the Nosde pit, respectively. Compared to Q3 2025, AISC increased 40%, largely driven by the consolidation of MSG; excluding MSG, AISC was US$1,673/GEO, in line with Q2 2026 ex-MSG and up 20% YoY. In 9M 2026, AISC was US$1,921/GEO.

•	Recurring Free Cash Flow: Q3 2026 US$123.5 million, +54% QoQ, benefited by higher Adjusted EBITDA and lower income taxes and hedges payments, offsetting increased CAPEX (+32% QoQ as part of the Company’s plan and in line with Guidance), and increase in working capital (stockpile and VAT). Compared to Q3 2025, RFCF increased by 66% mainly related to the higher Adjusted EBITDA. In 9M 2026, US$295.0 million (+82% YoY).

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

•	Net Income: US$135.0 million, -38% QoQ mainly due to lower unrealized gain with gold derivatives (US$12.7 million in Q3 26 vs. US$126.0 million in Q2 2026). In 9M 2026, net income was US$447.8 million, benefited from an Operating Income and positive accounting impact of unrealized gains with gold derivatives.

o	Excluding non-cash gain, mainly related to the MTM of gold collars, adjusted net income was US$121.2 million, +24% QoQ and +77% YoY, for the reasons discussed above.

•	Net Debt Position and Financial Leverage: Q3 2026 Net Debt of US$178.8 million (0.20x Net Debt/Adjusted EBITDA LTM), almost stable when compared to the previous quarter. Dividends and shares buybacks of US$71 million and expansion capex of US$55 million were almost entirely financed by Recurring Free Cash Flow of US$ 123.5 million.

•	Advancing Construction, Environment, and Community at Era Dorada, on time and on budget:

o	Construction: physical progress reached 13.1%. Civil works advanced across the main process areas, and the project is moving toward electromechanical construction.

o	Underground mine: development ramping up. The mining contractor mobilized, delineation and ventilation raise drilling began, and underground infrastructure and equipment are being deployed on site.

o	Workforce: site activity grew significantly, with about 795 people on site, 57% from Asunción Mita.

o	Safety: more than 711,000 work hours and 622 days without a lost-time injury.

o	Community: engagement continued alongside construction through the Development Roundtables and Casa Era Dorada.

OTHER UPDATES:

Syndicated Loan Facility: On September 18, 2026, Aura contracted a US$200 million syndicated loan facility. The facility bears interest at SOFR + 2.70% per year, with a two-year grace period and a five-year maturity. The transaction further diversifies Aura’s funding sources and supports its growth strategy, including the construction of Era Dorada, the expansion of production capacity at Almas, the expected expansion of Borborema, and its medium-term target of producing over 600k GEO per year.

Mining Fleet Insourcing: On October 2, 2026, Aura announced that it had signed a definitive agreement to acquire a company (“Newco”) that holds the mining fleet, related equipment leases and dedicated workforce currently operated by a third-party contractor at the Apoena, Almas and Borborema gold mines, bringing fleet operation and maintenance in-house (the “Insourcing”), with the transition targeted for January 2027. The agreed Enterprise Value is R$612 million (approximately US$118 million, based on an exchange rate of R$5.18/US$1.00), of which up to R$250 million will be paid in cash, with the remainder consisting of the assumption of existing equipment lease financing and other contingent payments, a portion of which is subject to performance during the transition period. Based on the Company’s internal estimates, the Insourcing is expected to reduce all-in sustaining costs (AISC) by US$150 to US$200 per ounce of gold sold, on a weighted-average basis across the three operations, beginning in 2027. Closing is subject to customary conditions precedent, including clearance from Brazil’s Administrative Council for Economic Defense (CADE). MSG already operates its fleet mine directly.

Results Teleconference:

Date: November 6, 2026

Time: 11 a.m. (Brasília) | 9 a.m. (New York and Toronto)

Link to access: https://mzgroup.zoom.us/webinar/register/WN_1EzVZeu7RqixsdvOHEklpg#/registration

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

2. Consolidated Financial Results

2.1 Total Production and Sales (GEO)

(GEO)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Production
Aranzazu	24,920	17,882	39%	21,534	16%	58,497	64,271	-9%
Apoena	6,865	5,704	20%	9,248	-26%	20,094	26,343	-24%
Minosa	13,344	14,284	-7%	18,138	-26%	45,027	53,831	-16%
Almas	14,264	16,130	-12%	15,088	-5%	46,232	41,107	12%
Borborema	22,842	14,251	60%	10,219	124%	54,194	12,796	324%
MSG	13,321	7,186	85%	n.a.	n.a.	29,087	n.a.	n.a.
Total	95,557	75,437	27%	74,227	29%	253,131	198,347	28%

(GEO)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Sales
Aranzazu	23,250	17,764	31%	21,514	8%	57,232	64,260	-11%
Apoena	6,864	5,704	20%	9,249	-26%	20,093	26,876	-25%
Minosa	13,630	15,296	-11%	17,827	-24%	46,392	53,189	-13%
Almas	14,264	17,921	-20%	15,089	-5%	46,232	41,107	12%
Borborema	22,454	14,539	54%	11,228	100%	53,601	12,418	332%
MSG	13,331	7,191	85%	n.a.	n.a.	30,025	n.a.	n.a.
Total	93,794	78,414	20%	74,907	25%	253,576	197,850	28%

Applies the metal sale prices in Aranzazu realized during Q3 2026: Copper price = US$6.46/lb; Gold Price = US$4,285/oz; Silver Price = US$63.25/oz and Molybdenum Price = US$33.05/lb.

Production

In Q3 2026, total production reached a record 95,557 gold equivalent ounces (“GEO”), up 27% from Q2 2026 and 29% from Q3 2025 at current metal prices. At constant metal prices, production grew 26% QoQ and 25% YoY, confirming that the improvement was driven mainly by operational performance rather than by price effects.

QoQ drivers:

•	Aranzazu: mine sequencing reached higher grades, with copper at 1.51% vs. 1.27% in Q2. Favorable metal prices in the copper-to-GEO conversion added to the gain.

•	Borborema: record quarter. Grade rose 42% to 1.65 g/t (vs. 1.16 g/t) and plant feed rose 14% on better filtering.

•	MSG: production up 85% as the turnaround advanced. Plant feed rose 28% to 381,060 t, grade improved to 1.19 g/t (vs. 0.90 g/t) and recovery gained 1.9 p.p. to 89.6%.

Lower grades at Almas and lower production at Minosa partially offset these gains. Both should recover in Q4, while Apoena is also expected to improve: Almas moves into higher-grade zones, and at Apoena, access to the main higher-grade areas of Phase 3 of the Nosde Pit was completed in Q3.

YoY drivers:

•	Addition of MSG and better performance at Borborema, on higher grades and higher ore plant feed.
•	Aranzazu, on favorable metal prices and higher copper content in concentrate.
•	Lower output at Apoena, Almas and Minosa trimmed the gain, with Minosa still affected by the higher stacking level within the leach pad, as seen in the previous quarter and Apoena and Almas impacted mainly by mine sequencing.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

In 9M 2026, production reached a record 253,131 GEO, the highest nine-month output in Aura’s history, up 28% at current metal prices and 26% at constant prices (255,268 GEO) from the 198,347 GEO produced in 9M 2025. These results put Aura on track to meet its 2026 consolidated production guidance of 340k–390k GEO, with 9M production representing 74% of the low end and 65% of the high end of the range.

Over the last twelve months, Aura produced 335,198 GEO at current prices, another record high and a 27% increase compared to the twelve-month period ended Q3 2025.

Sales

The same drivers shaped sales in Q3 2026, which totaled 93,794 GEO, a 20% increase compared to Q2 2026 and 25% higher than Q3 2025 (+7% excluding MSG). Aranzazu sales were lower than production in the quarter because the last shipment of the period was still in transit to the refinery. In 9M 2026, Aura sold 253,576 GEO, up 28% YoY (+13% excluding MSG).

2.2. Net Revenue

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Aranzazu	89,426	74,825	20%	67,094	33%	233,429	179,864	30%
Apoena	28,998	25,376	14%	31,223	-7%	90,188	84,287	7%
Minosa	55,570	64,286	-14%	59,204	-6%	199,876	163,042	23%
Almas	60,362	79,322	-24%	51,329	18%	208,377	130,207	60%
Borborema	95,263	63,242	51%	38,982	144%	240,493	42,672	464%
MSG	56,358	28,916	95%	n.a.	0%	132,187	n.a.	0%
Total	385,977	335,967	15%	247,832	56%	1,104,550	600,072	84%

Q3 2026 Net Revenue was US$386.0 million, up 56% YoY on higher sales and metal prices. The average realized gold price rose 24% and copper rose 45%. Quarter-over-quarter, Net Revenue rose 15% on higher sales, partially offset by a lower realized gold price.

By mine:

•	Borborema: US$95.3 million (25% of total), up 51% QoQ and 144% YoY, on record production and sales, higher grades and plant feed, and higher gold prices.

•	Aranzazu: US$89.4 million, up 20% QoQ and 33% YoY, on higher grades and sales and a 6% QoQ rise in the realized copper price to US$6.46/lb.

•	Almas: US$60.4 million, down 24% QoQ on lower sales and grades due to mine sequence and in line with the plan. It was up 18% YoY because higher gold prices more than offset lower volumes.

•	MSG: US$56.4 million, up 95% QoQ as the turnaround advanced and production rose 85%.

•	Minosa: US$55.6 million, down 14% QoQ and 6% YoY on lower production/ sales as explained.

•	Apoena: US$29.0 million, up 14% QoQ on higher grades and sales, down 7% YoY.

In 9M 2026, Net Revenue was US$1,104.6 million, up 84% YoY, primarily driven by the strong increase in production of 28% as discussed above and the increase of 41% in the average realized gold price (US$4,436/oz vs. US$3,146/oz).

2.3. Cost and Gross Profit

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Net Revenue	385,977	335,967	15%	247,832	56%	1,104,550	600,072	84%
Cost of goods sold	(163,346)	(144,490)	13%	(98,223)	66%	(461,614)	(268,096)	72%
Cost of production	(85,452)	(72,546)	18%	(44,745)	91%	(241,526)	(134,134)	80%
Cost of production – Contractors	(23,058)	(23,132)	0%	(26,437)	-13%	(62,779)	(59,433)	6%
Direct mine and mill costs – Salaries	(22,352)	(22,944)	-3%	(11,983)	87%	(65,992)	(30,659)	115%
Depreciation and amortization	(32,484)	(25,868)	26%	(15,058)	116%	(91,317)	(43,870)	108%
Gross Profit	222,631	191,477	16%	149,609	49%	642,936	331,976	94%
Gross Margin	58%	57%	1 p.p.	60%	-3 p.p.	58%	55%	3 p.p.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

In Q3 2026, Cost of Goods Sold (COGS) totaled US$163.4 million, up 13% from Q2 2026 and 66% from Q3 2025. QoQ, it was driven mainly by Borborema, on a higher strip ratio and MSG, as expected given the greater volume of ore moved. Over Q3 2025 (YoY), it was driven by the Company’s larger asset with the addition of MSG (acquisition closed in Dec 2025) added US$40.9 million and Borborema (commercial production in Sep 2025) US$17.4 million.

In 9M 2026, COGS was US$461.6 million, up 72% from US$268.1 million, mainly from Borborema’s commercial production and the addition of MSG, which together added US$169.0 million. Net Revenue grew 84%, so Gross Profit rose 94% to US$643.0 million and Gross Margin expanded 3 p.p. to 58%.

Gross Profit

In Q3 2026 was US$222.6 million, up 16% from Q2 2026 and 49% from Q3 2025, as the increase in Net Revenue more than offset the increase in COGS. Gross Margin was 58%, up 1 p.p. QoQ on lower unit costs, and down 3 p.p. YoY, as COGS (+66%) grew faster than Net Revenue (+56%).

2.4. Cash Cost and All in Sustaining Costs

(US$/GEO)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Cash Cost	1,395	1,513	-8%	1,110	26%	1,460	1,133	29%
Aranzazu	1,131	1,409	-20%	1,133	0%	1,338	1,135	18%
Apoena	1,795	1,886	-5%	1,082	66%	1,666	1,159	44%
Minosa	1,473	1,308	13%	1,192	24%	1,311	1,173	12%
Almas	1,239	1,156	7%	986	26%	1,196	1,069	12%
Borborema	1,070	991	8%	1,127	-5%	1,089	1,109	-2%
MSG	2,286	3,852	-41%	n.a.	0%	2,855	n.a.	0%
Ex-MSG	1,248	1,277	-2%	1,110	12%	1,273	1,133	12%

All-in Sustaining Cost	1,953	1,985	-2%	1,396	40%	1,921	1,433	34%
Aranzazu	1,425	1,897	-25%	1,511	-6%	1,748	1,523	15%
Apoena	3,554	2,668	33%	1,791	98%	2,769	1,867	48%
Minosa	1,775	1,545	15%	1,372	29%	1,547	1,305	19%
Almas	1,722	1,626	6%	1,128	53%	1,580	1,223	29%
Borborema	1,261	1,102	14%	1,237	2%	1,216	1,256	-3%
MSG	3,647	5,277	-31%	n.a.	0%	4,043	n.a.	0%
Ex-MSG	1,673	1,653	1%	1,396	20%	1,636	1,433	14%

Cash Cost

In Q3 2026 was US$1,395/GEO, -8% from Q2 2026 and +26% over Q3 2025, +12% excluding MSG, which was not consolidated in Q3 2025.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

QoQ drivers:

•	MSG: -41% as the turnaround advanced and production rose 85% QoQ on higher processed volumes, higher grades and improved recovery (see section 3.6).
•	Aranzazu also stood out, with -20%, supported by higher processed volumes and higher grades following mine sequencing.
•	Apoena’s also decreased 5% in Cash Cost, as production increased.

YoY drivers:

•	MSG: Inclusion of MSG.
•	Apoena: lower production.
•	Minosa: lower production and higher costs due to effect of the increase in stacking level within the leach pad seen.
•	Almas: higher strip ratio and lower grades.

In 9M 2026 Cash Cost was US$1,460/GEO (US$1,273/GEO excluding MSG), up 29% versus 9M 2025 (12% excluding MSG)

AISC

Following the same trend as Cash Cost, AISC totaled US$1,953/GEO in Q3 2026, -2% QoQ and +40% YoY. Over Q2 2026 (QoQ), the main offset was Apoena, where AISC rose 33% to US$3,554/GEO, although grades improved QoQ, the increase was not sufficient to offset higher sustaining development CAPEX at Nosde. YoY drivers were Apoena’s CAPEX, and Almas (+53%) on higher sustaining CAPEX to develop the Paiol pit, and inclusion of MSG. Excluding MSG, AISC increased 20% YoY. The negative FX impact in the 9M 2026 compared to the 9M 2025 is estimated to be ~8% for the Brazilian business units from the appreciation of the Brazilian real and ~ 5% for Aranzazu from the appreciation of the Mexican peso.

In 9M 2026, AISC was US$1,921/GEO, up 34% YoY, mainly reflecting the inclusion of MSG, as well as higher AISC at Apoena (+48%) and Almas (+29%). Excluding MSG, US$1,636/GEO, up 14%. While 9M 2026 AISC exceeded guidance, the Company expects costs to trend lower in Q4 2026, driven by higher expected production.

2.5. Operating Expenses

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Gross Profit	222,631	191,477	16%	149,609	49%	642,936	331,976	94%
Operational Expenses	(17,994)	(16,176)	11%	(13,526)	33%	(57,679)	(38,229)	51%
General and administrative expenses	(17,555)	(22,477)	-22%	(10,371)	69%	(55,774)	(31,291)	78%
Exploration expenses	(3,492)	(3,569)	-2%	(2,333)	50%	(9,420)	(5,423)	74%
Other Income/Expenses	3,053	9,870	-69%	(822)	n.a	7,515	(1,515)	n.a.
Operating income	204,637	175,301	17%	136,083	50%	585,257	293,747	99%

General and Administrative

In Q3 2026, expenses totaled US$17.6 million in Q3 2026, down 22% QoQ because Q2 included a non-recurring US$4.7 million provision for judicial contingencies at Apoena (which US$2.3 million impacted Q3 2026) and MSG personnel turnover costs. Up 69% YoY, due to the consolidation of Borborema and MSG, non-recurring contingency at Apoena (US$ 2.3 million), non-cash expenses related to DSU liabilities (US$ 1.5 million), impacted by the increase in our share price) and increase in expenses related to the growth of the Company and obligations following our Nasdaq listing.

In 9M 2026, G&A totaled US$55.8 million, a 78% increase from US$31.3 million in 9M 2025, mainly driven by the reasons above.

Exploration expenses

In Q3 2026, totaled US$3.5 million in Q3 2026, a decrease of 2% QoQ primarily because of higher exploration initiatives at Almas UG and Aranzazu +50% compared to Q3 2025 (US$2.3 million), primarily because of higher exploration initiatives at Almas UG and Aranzazu.

In 9M 2026, exploration expenses totaled US$9.4 million, a 74% increase from US$5.4 million in 9M 2025, and in line with the Company`s exploration plan across our business units for 2026.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Other Income/Expenses

In Q3 2026, net income of US$3.1 million in Q3 2026, compared with net income of US$9.9 million in Q2 (+ US$11.0 million gain in Q2 26 related São Francisco mine sale).

In 9M 2026, the Company recorded net Other Income of US$7.5 million, compared to an expense of US$1.5 million in 9M 2025.

Operating Income

In Q3 2026 was US$204.6 million, +17% QoQ, mainly reflecting the growth in Gross Profit and lower G&A expenses, partially offset by the absence of the positive Other Income recorded in the prior quarter. YoY, +50% compared to US$136.1 million in Q3 2025, driven by the 49% growth in Gross Profit, offsetting Operating Expenses.

In 9M 2026, Operating Income totaled US$585.3 million, an increase of 99% compared to US$293.7 million in 9M 2025, reflecting the 94% increase in Gross Profit, partially offset by growth in G&A and exploration expenses.

2.6. Adjusted EBITDA

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Operating Income	204,637	175,301	17%	136,083	50%	585,257	293,747	99%
Depreciation and Amortization	32,971	26,529	24%	15,200	117%	92,641	44,546	108%
Other Expenses	(3,053)	(9,870)	n.a.	822	n.a.	(7,515)	1,515	n.a.
Provision for contingent liabilities	2,316	4,699	n.a.	n.a.	n.a.	7,016	n.a.	n.a.
Adjusted EBITDA	236,871	196,659	20%	152,105	56%	677,399	339,808	99%
Aranzazu	60,149	47,402	27%	39,646	52%	148,941	99,900	49%
Almas	41,130	56,159	-27%	34,525	19%	147,009	81,661	80%
Borborema	69,781	47,297	48%	25,144	178%	178,017	27,356	551%
Minosa	34,500	43,249	-20%	35,478	-3%	135,854	96,124	41%
Apoena	14,747	13,675	8%	20,735	-29%	52,697	50,432	4%
MSG	24,402	(1,116)	n.a	n.a.	n.a	40,726	n.a.	n.a
Corporate, Projects and Other	(7,838)	(10,007)	-22%	(3,423)	129%	(25,845)	(15,665)	65%
Adjusted EBITDA Margin	61%	59%	3 p.p.	61%	0 p.p.	61%	57%	5 p.p.

Adjusted EBITDA was US$236.9 million in Q3 2026 (+20% QoQ and +56% YoY), with an Adjusted EBITDA Margin of 61%.

QoQ drivers:

•	MSG: which shifted from a negative contribution in the previous quarter to a strong positive result, due the ramp up of the operation;
•	Borborema (+48%) and Aranzazu (+27%), both of which recorded solid growth.
•	Better cost performance: Cash cost per GEO (-8%) and lower G&A.

YoY drivers:

•	Borborema ramp up (+US$44.6 million) and MSG addition (+US$24.4 million) together accounting for 81% of the increase.
•	Higher realized gold and copper prices (+24% and +45%, respectively)
•	Offsets: Apoena’s Adjusted EBITDA (-29%) on lower sales and higher costs, while Corporate, Projects and Other costs were US$(7.8) million.

In 9M 2026, Adjusted EBITDA reached US$677.4 million, nearly double the 9M 2025 result (US$339.8 million), with a margin of 61% vs. 57% in 9M 2025, supported by a 28% increase in sales and a 41% jump in the average realized gold price, offsetting a 29% increase in cash cost. Borborema full ramp up and MSG (first time contribution) were the main drivers of growth. Almas, Aranzazu and Minosa also delivered solid growth, while Apoena was slightly above the previous year.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

2.7. Financial Result

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
EBIT	204,637	175,301	17%	136,083	50%	585,257	293,747	99%
Financial Result	(26,449)	61,054	-143%	(102,565)	-74%	(34,316)	(283,806)	-88%
Accretion expense	(2,111)	(1,981)	7%	(2,980)	-29%	(6,371)	(5,780)	10%
Lease interest expense	(1,105)	(667)	66%	(824)	34%	(2,582)	(2,580)	0%
Interest expense on loans and debentures	(7,923)	(6,266)	26%	(5,786)	37%	(20,576)	(17,639)	17%
Finance cost on post-employment benefit	(591)	(595)	-1%	(535)	10%	(1,784)	(1,620)	10%
Unrealized gain/(loss) with derivative gold collars	0	0	0%	(75,252)	n.a	0	(199,766)	n.a.
Realized loss with derivative gold collars	(33,602)	(37,249)	-10%	(17,130)	96%	(104,176)	(34,869)	199%
Loss on other derivative transactions		(1,981)	n.a	(685)	n.a	0	(3,817)	n.a.
Foreign exchange		(10,908)	n.a	(36)	n.a	(1,428)	(5,674)	-75%
Change in liability measured at fair value	(1,951)	(1,935)	1%	(1,036)	88%	(8,912)	(7,420)	20%
Loss on settlement of liability with equity instruments	0	0	0%	0	0%	0	(8,768)	n.a.
Other finance costs	(1,369)	(4,622)	-70%	(585)	134%	(8,487)	(1,312)	547%
Finance expenses	(48,652)	(66,204)	-27%	(104,849)	-54%	(154,316)	(289,245)	-47%

Gain on other derivative transactions	3,998	0	n.a.	0	0	829	0	n.a.
Unrealized gain/loss with gold derivative	12,729	126,013	-90%	0	0%	114,637	0	n.a.
Foreign exchange	4,007	0	0%	0	0%	0	0	n.a.
Interest income	1,469	1,245	18%	2,284	-36%	4,534	5,439	-17%
Finance income	22,203	127,258	-83%	2,284	872%	120,000	5,439	2106%

Profit/ (loss) before income taxes	178,188	236,355	-25%	33,518	432%	550,941	9,941	5442%

The Company’s net Financial Result in Q3 2026 was a loss of US$26.4 million, compared to a gain of US$61.0 million recorded in Q2 2026 and a loss of (US$102.6) million in Q3 2025, impacted by:

•	Unrealized gain on gold hedges of US$12.7 million in Q3 2026, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, mainly due to the settlement of gold collars during the quarter (“realized losses”). In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.
•	Realized losses with gold hedges of US$33.6 million in Q3 2026 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

In 9M 2026, the Financial Result was US$(34.3) million, an improvement compared to a loss of US$ (283.8) million recorded in 9M 2025, impacted by:

•	Unrealized gain on gold hedges of US$114.6 million in 9M 2026, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting mainly due to the settlement of gold collars during the period (“realized losses”).
•	Realized losses with gold hedges of US$104.2 million in 9M 2026 were related to cash settlement of outstanding gold collars during the period, driven by the expiration of gold collars within the quarter. All of Aura’s outstanding gold collars (148,496 Ozs) are associated with the future production of Borborema and will expire between October/2026 and June/2028. As previously disclosed, an estimated 80% of the production for the first 3 years of the Borborema were hedged in 2023 at ceiling prices of US$2,400 per Oz.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

2.8. Net Income

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Profit/ (loss) before income taxes	178,188	236,355	-25%	33,518	432%	550,941	9,941	5442%
Total taxes	(43,184)	(18,668)	131%	(27,892)	55%	(103,092)	(69,417)	49%
Current income tax expense	(48,570)	(19,794)	145%	(38,402)	26%	(115,773)	(88,767)	30%
Deferred income tax expense	5,386	1,126	378%	10,510	-49%	12,681	19,350	-34%
Profit/(loss) for the period	135,004	217,687	-38%	5,626	2300%	447,849	(59,476)	n.a.
Net Margin	35%	65%	-30 p.p.	2%	33 p.p.	41%	-10%	50 p.p.
Unrealized gain/(loss) with derivative gold collars	12,729	126,013	-90%	(75,252)	n.a.	114,637	(199,766)	n.a.
Foreign Exchange	4,007	(10,908)	n.a.	(36)	n.a.	(1,428)	(5,674)	-75%
Deferred taxes on non-monetary items	(2,940)	5,168	n.a.	12,242	n.a.	12,100	22,323	-46%
Loss on settlement of liability with equity instruments	0	0	n.a.	0	n.a.	0	(8,768)	n.a.
Adjusted Net Income	121,208	97,414	24%	68,672	77%	322,540	132,409	144%

Net Income in Q3 2026 was US$135.0 million, down from US$217.7 million in Q2 2026 and up from US$5.6 million in Q3 2025.

  QoQ: the unrealized gain on gold hedges fell to US$12.7 million from US$126.0 million in Q2. That drop more than offset the higher Operating Income.
  YoY: driven by higher Operating Income and by the mark-to-market (MTM) on open gold hedge positions. MTM was a US$12.7 million gain, compared with a US$(75.3) million loss in Q3 2025.

In 9M 2026, Net Income reached US$447.8 million, compared to a Net Loss of US$(59.5) million in 9M 2025, also mainly due to the improvement in Operating Income and MTM adjustments of gold hedge position, which shifted from an unrealized loss in 9M 2025 to an unrealized gain of US$114.6 million in 9M 2026.

Adjusted Net Income

As a result of the increase in the Company's Operating Income, Adjusted Net Income in Q3 2026 was US$121.2 million, compared to US$68.7 million in Q3 2025, excluding:

•	Non-cash gain related to gold hedges: US$12.7 million
•	FX gain: US$4.0 million
•	Deferred taxes over non-monetary items: US$(2.9) million

In 9M 2026, Adjusted Net Income was US$322.5 million, compared to US$132.4 million in 9M 2025, excluding:

•	Non-cash gain related to gold hedges: US$114.6 million
•	FX losses: US$(1.4) million
•	Deferred taxes over non-monetary items: US$12.1 million

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

3. Performance of the Operating Units

3.1 Aranzazu

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Production at Constant Prices (GEO)¹	24,920	18,405	35%	23,449	6%	60,634	69,040	-12%
Production at Current Prices (GEO)	24,920	17,882	39%	21,534	16%	58,497	64,271	-9%
Sales (GEO)	23,250	17,764	31%	21,514	8%	57,232	64,260	-11%
Cash Cost (US$/GEO)	1,131	1,409	-20%	1,133	0%	1,338	1,135	18%
AISC (US$/GEO)	1,425	1,897	-25%	1,511	-6%	1,748	1,523	15%

Net Revenue	89,426	74,825	20%	67,094	33%	233,429	179,864	30%
Cost of goods sold	(33,006)	(31,424)	5%	(29,631)	11%	(96,909)	(90,934)	7%
Gross Profit	56,420	43,401	30%	37,463	51%	136,520	88,930	54%
Expenses	(3,461)	(2,348)	47%	(2,727)	27%	(9,564)	(8,622)	11%
General and administrative expenses	(1,426)	(1,249)	14%	(1,784)	-20%	(4,262)	(5,074)	-16%
Exploration expenses	(1,553)	(1,146)	36%	(675)	130%	(3,634)	(2,178)	67%
Other income (expenses)	(482)	47	n.a.	(268)	80%	(1,668)	(1,370)	22%
EBIT	52,959	41,053	29%	34,736	52%	126,956	80,308	58%
Adjusted EBITDA	60,149	47,402	27%	39,646	52%	148,941	99,900	49%
Financial Result	852	(2,310)	n.a.	(2,173)	n.a.	(1,494)	(5,969)	-75%
Financial Income	94	51	84%	10	n.a.	258	10	n.a.
Financial expenses	758	(2,361)	n.a.	(2,183)	n.a.	(1,752)	(5,979)	-71%
EBT	53,811	38,743	39%	32,563	65%	125,462	74,339	69%
Total taxes	(12,900)	(12,033)	7%	(8,088)	59%	(34,165)	(28,003)	22%
Current income tax expense	(13,855)	(12,870)	8%	(10,248)	35%	(37,151)	(29,714)	25%
Deferred income tax expense	955	837	14%	2,160	-56%	2,986	1,711	75%
Profit for the period	40,911	26,710	53%	24,475	67%	91,297	46,336	97%

Mining & Processing
Ore mined (t)	330,257	302,118	9%	323,154	2%	948,539	934,894	1%
Ore milled (t)	340,081	300,220	13%	309,398	10%	943,660	907,530	4%
Grade
Copper (%)	1.51%	1.27%	19%	1.55%	-3%	1.32%	1.54%	-14%
Gold (g/t)	0.79	0.72	10%	0.83	-5%	0.73	0.86	-15%
Silver (g/t)	22.48	18.52	21%	22.26	1%	19.48	22.24	-12%
Recovery
Copper (%)	89.2%	89.0%	0.2 p.p.	91.9%	-2.7 p.p.	89.6%	91.1%	-1.5 p.p.
Gold (%)	81.3%	78.8%	2.5 p.p.	80.8%	0.5 p.p.	80.1%	81.7%	-1.6 p.p.
Silver (%)	59.4%	61.5%	-2.0 p.p.	63.6%	-4.2 p.p.	60.8%	63.9%	-3.2 p.p.
Molybdenum (%)	50.0%	63.9%	-14.0 p.p.	61.3%	-11.3 p.p.	53.1%	51.9%	1.3 p.p.

Applies the metal sale prices in Aranzazu realized during Q3 2026: Copper price = US$6.46/lb; Gold Price = US$4,285/oz; Silver Price = US$63.25/oz and Molybdenum Price = US$33.05/lb.

Production: Aranzazu’s Q3 2026 production reached 24,920 GEO at current prices, +39% QoQ, mainly on higher grades (in line with mine sequencing) and favorable copper-to-GEO conversion. Realized copper price rose 6% QoQ to $6.46/lb, while gold fell 3% to $4,285/oz and silver fell 11% to $63.25/oz. At constant prices, production was +35% QoQ, driven by higher grades and 13% higher ore milled, supported by the plant expansion. YoY, production was +16% at current prices and +6% at constant prices, mainly due to a 10% increase in ore milled and 2% higher ore mined, partially offset by slightly lower grades and lower copper recoveries. Sales totaled 23,250 GEO (+31% QoQ, +8% YoY), below production as the quarter’s last shipment was still in transit to the refinery.

In 9M 2026, production was 58,497 GEO at current prices (60,634 GEO at constant prices), -9% and -12% YoY respectively, due to lower first-half grades as expected in the mine sequencing, partially offset by the strong Q3. Sales totaled 57,232 GEO, -11% vs. 64,260 GEO in 9M 2025.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Net Revenue: was US$89.4 million in Q3 2026, +20% QoQ, driven by higher sales volume (+31%) and a higher realized copper price (+6%), partially offset by lower realized gold (-3%) and silver (-11%) prices. YoY, Net Revenue was +33%, supported by higher realized copper (+45%) and gold (+23%) prices and higher sales volumes. In 9M 2026, Net Revenue totaled US$233.4 million, +30% vs. US$179.9 million in 9M 2025, as higher metal prices more than offset 11% lower sales volumes, in line with the mine sequencing.

Costs: COGS was US$33.0 million in Q3 2026, +5% QoQ (well below the 31% sales volume increase) and +11% YoY, both impacted by inflation and Mexican Peso appreciation. Cash Cost was US$1,131/GEO, -20% QoQ on higher sales volumes, lower mine costs and the effect of lower gold prices on GEO conversion, and in line with Q3 2025 (US$1,133/GEO).

AISC was US$1,425/GEO, -25% QoQ, due to the dilution effect of higher sales and a 26% reduction in sustaining CAPEX (US$7.3 million to US$5.4 million), with G&A stable at US$1.0 million. YoY, AISC was -6%, supported by stable Cash Cost, the dilution effect of 8% higher sales and lower sustaining CAPEX, G&A and lease payments. In 9M 2026, COGS was +7% YoY, Cash Cost averaged US$1,338/GEO (+18%) and AISC reached US$1,748/GEO (+15%), both mainly driven by lower sales volumes.

Expenses: G&A was US$1.4 million in Q3 2026, +14% QoQ and -20% YoY, both impacted by third-party services. Exploration expenses were US$1.6 million (+36% QoQ, +130% YoY), reflecting increased exploration of regional targets. Total expenses were US$3.5 million (+47% QoQ, +27% YoY); the QoQ change was driven by G&A and exploration, and the YoY change mainly by exploration, partially offset by lower G&A. In 9M 2026, total expenses were US$9.6 million (+11%), as exploration (+67% to US$3.6 million) more than offset the 16% reduction in G&A.

Profitability: Adjusted EBITDA reached US$60.1 million in Q3 2026, +27% QoQ on higher net revenue from increased production and lower costs, and +52% YoY on higher copper prices and production. In 9M 2026, Adjusted EBITDA totaled US$148.9 million (+49% YoY). Net income was US$40.9 million in the quarter (+53% QoQ, +67% YoY) and US$91.3 million in 9M 2026 (+97% YoY), driven by higher revenues from 41% higher copper prices, despite lower production.

3.2 Apoena

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Production (GEO)	6,865	5,704	20%	9,248	-26%	20,094	26,343	-24%
Sales (GEO)	6,864	5,704	20%	9,249	-26%	20,093	26,876	-25%
Cash Cost (US$/GEO)	1,795	1,886	-5%	1,082	66%	1,666	1,159	44%
AISC (US$/GEO)	3,554	2,668	33%	1,791	98%	2,769	1,867	48%

Net Revenue	28,998	25,376	14%	31,223	-7%	90,188	84,287	7%
Cost of goods sold	(16,560)	(15,538)	7%	(15,307)	8%	(48,328)	(44,681)	8%
Gross Profit	12,438	9,838	26%	15,916	-22%	41,860	39,606	6%
Expenses	(3,369)	5,104	n.a.	(390)	764%	574	(2,700)	n.a.
General and administrative expenses	(3,578)	(5,459)	-34%	(292)	1125%	(10,040)	(2,529)	297%
Exploration expenses	(693)	(210)	230%	(82)	745%	(1,080)	(268)	303%
Other income (expenses)	902	10,773	-92%	(16)	n.a.	11,694	97	11956%
EBIT	9,069	14,942	-39%	15,526	-42%	42,434	36,906	15%
Adjusted EBITDA	14,747	13,675	8%	20,735	-29%	52,697	50,432	4%
Financial Result	(3,798)	(2,051)	85%	(5,386)	-29%	(7,862)	(13,519)	-42%
Financial Income	153	32	378%	234	-35%	524	393	33%
Financial expenses	(3,951)	(2,083)	90%	(5,620)	-30%	(8,386)	(13,912)	-40%
EBT	5,271	12,891	-59%	10,140	-48%	34,572	23,387	48%
Total taxes	(2,124)	(2,924)	-27%	(717)	196%	(7,852)	(586)	1240%
Current income tax expense	(4,010)	(568)	606%	(893)	349%	(5,281)	(2,418)	118%
Deferred income tax expense	1,886	(2,356)	n.a.	176	972%	(2,571)	1,832	n.a.
Profit for the period	3,147	9,967	-68%	9,423	-67%	26,720	22,801	17%

Mining & Processing
Total mined (t)	6,747,881	8,040,895	-16%	6,238,448	8%	21,376,275	16,530,506	29%
Waste to ore ratio	16.46	30.33	-46%	19.04	-14%	17.74	13.80	28%
Ore plant feed (t)	378,298	326,366	16%	398,673	-5%	1,031,133	1,157,914	-11%
Grade (g/t)	0.74	0.59	27%	0.74	1%	0.71	0.76	-6%
Recovery (%)	86.9%	90.5%	-3.6 p.p.	94.8%	-7.9 p.p.	89.8%	94.1%	-4.3 p.p.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Production: Apoena’s Q3 2026 production totaled 6,865 GEO, +20% QoQ, mainly on higher grades (reflecting continued advancement of Phase 3 at the Nosde Pit) and higher ore plant feed, supported by the characteristics of the processed material. These gains were partially offset by lower recovery, also impacted by ore characteristics. YoY, production was -26%, primarily due to lower ore plant feed, as planned, and lower recovery, with grade in line with the prior year.

In 9M 2026, production was 20,094 GEO, -24% vs. 26,343 GEO in 9M 2025, mainly due to lower ore plant feed and lower grades. In both quarter and the nine-month period, sales equaled production.

Net Revenue: was US$29.0 million in Q3 2026, +14% QoQ on 20% higher sales, and -7% YoY, driven primarily by lower production. In 9M 2026, Net Revenue totaled US$90.2 million, +7% YoY, for the same reasons described above.

Cost: COGS was US$16.6 million in Q3 2026, +7% QoQ (well below the 20% increase in sales volumes), driven largely by higher ore mined. YoY, COGS was +8% for the same reason, combined with the appreciation of the Brazilian Real against the US dollar (approximately 6% on average). Cash Cost was US$1,795/GEO, -5% QoQ on 20% higher sales volumes, and +66% YoY, mainly due to lower sales volumes reflecting lower plant feed and recovery. In 9M 2026, COGS totaled US$48.3 million (+8% YoY) while sales volumes fell 25%; Cash Cost averaged US$1,666/GEO, +44% vs. US$1,159/GEO in 9M 2025.

AISC was US$3,554/GEO in Q3 2026, +33% QoQ and +98% YoY, while Cash Cost decreased 5%. Although grades improved QoQ, the increase was not sufficient to offset higher sustaining development CAPEX at Nosde. Total CAPEX impacting AISC was US$7.6 million, vs. US$3.7 million in Q2 2026.

Expenses: G&A was US$3.6 million in Q3 2026, -34% QoQ, reflecting a lower impact from non-recurring provisions for judicial contingencies (US$2.3 million in Q3 vs. US$4.7 million in Q2 2026). Exploration expenses increased QoQ and YoY on higher regional mapping activity at the Jiboinha, Guaporé-Sararé and Serra Dourada targets. Other income was US$0.9 million, vs. US$10.8 million in Q2 2026, which included the gain on the sale of São Francisco.

Profitability: Adjusted EBITDA reached US$14.7 million in Q3 2026, approximately +8% QoQ and -29% YoY. QoQ, Gross Profit rose 26% to US$12.4 million on 20% higher sales volumes, partially offset by higher G&A and exploration expenses (Q2 2026 included a one-time, non-recurring provision of US$4.7 million, excluded from Adjusted EBITDA). YoY, the decrease reflects 26% lower sales volumes, partially offset by higher gold prices.

In 9M 2026, Adjusted EBITDA reached US$52.7 million, in line with 9M 2025, as a 41% higher average realized gold price offset 25% lower sales volumes, lifting Gross Profit 6% to US$41.9 million. This gain was absorbed by higher G&A (excluding the Q2 2026 non-recurring provision) and higher exploration expenses.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

3.3 Minosa

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Production (GEO)	13,344	14,284	-7%	18,138	-26%	45,027	53,831	-16%
Sales (GEO)	13,630	15,296	-11%	17,827	-24%	46,392	53,189	-13%
Cash Cost (US$/GEO)	1,473	1,308	13%	1,192	24%	1,311	1,173	12%
AISC (US$/GEO)	1,775	1,545	15%	1,372	29%	1,547	1,305	19%

Net Revenue	55,570	64,286	-14%	59,204	-6%	199,876	163,042	23%
Cost of goods sold	(21,049)	(21,346)	-1%	(22,486)	-6%	(65,075)	(66,018)	-1%
Gross Profit	34,521	42,940	-20%	36,718	-6%	134,801	97,024	39%
Expenses	(1,159)	(1,479)	-22%	(2,312)	-50%	(3,883)	(5,104)	-24%
General and administrative expenses	(976)	(1,004)	-3%	(1,271)	-23%	(3,081)	(3,572)	-14%
Exploration expenses	(19)	(19)	0%	(760)	-98%	(103)	(1,260)	-92%
Other income (expenses)	(164)	(456)	-64%	(281)	-42%	(699)	(272)	157%
EBIT	33,362	41,461	-20%	34,406	-3%	130,918	91,920	42%
Adjusted EBITDA	34,500	43,249	-20%	35,478	-3%	135,854	96,124	41%
Financial Result	(1,286)	(1,252)	3%	(1,147)	12%	(3,784)	(3,901)	-3%
Financial Income	-	89	-100%	86	-100%	154	268
Financial expenses	(1,286)	(1,341)	-4%	(1,233)	4%	(3,938)	(4,169)	-6%
Profit before income taxes	32,076	40,209	-20%	33,259	-4%	127,134	88,019	44%
Total taxes	(8,056)	(9,865)	-18%	(8,350)	-4%	(32,691)	(21,993)	49%
Current income tax expense	(8,452)	(10,707)	-21%	(8,725)	-3%	(33,648)	(23,110)	46%
Deferred income tax expense	396	842	-53%	375	6%	957	1,117	-14%
Profit for the period	24,020	30,344	-21%	24,909	-4%	94,443	66,026	43%

Mining & Processing
Ore mined (t)	1,583,876	2,102,336	-25%	2,648,661	-40%	6,384,891	7,078,621	-10%
Waste to ore ratio	0.39	0.37	5%	0.20	93%	0.34	0.24	38%
Plant Feed (t)	1,630,972	1,885,971	-14%	1,861,103	-12%	5,610,262	5,807,416	-3%
Grade (g/t)	0.41	0.42	-2%	0.46	-11%	0.43	0.43	-1%
Recovery (%)	60.7%	51.5%	9.2 p.p.	64.3%	-3.7 p.p.	55.9%	66.5%	-10.5 p.p.

Production: Minosa’s Q3 2026 production totaled 13,344 GEO, -7% QoQ, mainly driven by 14% lower ore plant feed, still reflecting the higher stacking level within the leach pad, as seen in the previous quarter, compounded by lower grades. These impacts were partially offset by a 9.2 p.p. improvement in gold extraction, supported by project progress and new stacking areas. YoY, production was -26%, primarily due to lower ore plant feed, lower grades and lower extraction, for the same reasons described above. Sales totaled 13,630 GEO (-11% QoQ, -24% YoY), reflecting lower production.

In 9M 2026, production was 45,027 GEO, -16% vs. 53,831 GEO in 9M 2025, mainly due to the higher leach pad stacking level throughout the year. Sales totaled 46,392 GEO vs. 53,189 GEO in 9M 2025 (-13%).

Net Revenue: was US$55.6 million in Q3 2026, -14% QoQ, mainly on lower sales volumes and lower gold prices, and -6% YoY, as lower sales volumes more than offset higher gold prices. In 9M 2026, Net Revenue reached US$199.9 million, +23% vs. US$163.0 million in 9M 2025, driven by higher gold prices.

Costs: COGS was US$21.0 million in Q3 2026, -1% QoQ and -6% YoY, in line with lower ore plant feed. Cash Cost was US$1,473/oz, +13% QoQ and +24% YoY (vs. US$1,192/oz in Q3 2025), mainly due to lower production volume in both periods. AISC followed the same trend, rising to US$1,775/oz (+15% QoQ, +29% YoY), reflecting the same factors plus higher Capex (+26% QoQ, +50% YoY).

Following the shape of the quarter, in 9M 2026, Cash Cost was US$1,311/oz (+12% YoY) and AISC was US$1,547/oz (+19% YoY).

Expenses: G&A was US$1.0 million in Q3 2026, -3% QoQ and -23% YoY, mainly due to lower third-party services expenses. In 9M 2026, G&A was US$3.1 million (-14% YoY), for the same reasons mentioned above.

Profitability: Adjusted EBITDA was US$34.5 million in Q3 2026, -20% QoQ, mainly on lower production and sales volumes, and -3% YoY, as higher gold prices were almost entirely offset by 24% lower sales volumes. In 9M 2026, Adjusted EBITDA totaled US$135.9 million, +41% vs. US$96.1 million in 9M 2025.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

3.4 Almas

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Production (GEO)	14,264	16,130	-12%	15,088	-5%	46,232	41,107	12%
Sales (GEO)	14,264	17,921	-20%	15,089	-5%	46,232	41,107	12%
Cash Cost (US$/GEO)	1,239	1,156	7%	986	26%	1,196	1,069	12%
AISC (US$/GEO)	1,722	1,626	6%	1,128	53%	1,580	1,223	29%

Net Revenue	60,362	79,322	-24%	51,329	18%	208,377	130,207	60%
Cost of goods sold	(21,755)	(25,105)	-13%	(18,147)	20%	(68,530)	(52,697)	30%
Gross Profit	38,607	54,217	-29%	33,182	16%	139,847	77,510	80%
Expenses	1,148	(4,037)	n.a.	(1,600)	n.a.	(4,937)	(4,564)	8%
General and administrative expenses	(927)	(1,041)	-11%	(1,107)	-16%	(3,105)	(3,385)	-8%
Exploration expenses	(635)	(1,407)	-55%	(488)	30%	(2,963)	(1,148)	158%
Other income (expenses)	2,710	(1,589)	n.a.	(5)	n.a.	1,131	(31)	n.a.
EBIT	39,755	50,180	-21%	31,582	26%	134,910	72,946	85%
Adjusted EBITDA	41,130	56,159	-27%	34,525	19%	147,009	81,661	80%
Financial Result	(7)	(7,168)	-100%	(2,421)	-100%	(8,884)	(10,609)	-16%
Financial Income	275	246	12%	1,156	-76%	838	3,439	-76%
Financial expenses	(282)	(7,414)	-96%	(3,577)	-92%	(9,722)	(14,048)	-31%
Profit before income taxes	39,748	43,012	-8%	29,161	36%	126,026	62,337	102%
Total taxes	(4,189)	11,067	n.a.	(8,478)	-51%	3,892	(14,461)	n.a.
Current income tax expense	(7,757)	12,493	n.a.	(9,614)	-19%	(2,854)	(22,713)	-87%
Deferred income tax expense	3,568	(1,426)	n.a.	1,136	214%	6,746	8,252	-18%
Profit for the period	35,559	54,079	-34%	20,683	72%	129,918	47,876	171%

Mining & Processing
Total mined (t)	6,920,822	5,865,242	18%	6,129,009	13%	17,249,621	14,703,886	17%
Waste to ore ratio	6.79	6.53	4%	4.44	53%	6.62	5.47	21%
Ore plant feed (t)	675,373	655,226	3%	514,927	31%	1,890,943	1,451,358	30%
Grade (g/t)	0.74	0.87	-16%	1.01	-27%	0.85	1.00	-15%
Recovery (%)	87.5%	87.8%	-0.3 p.p.	87.9%	-0.4 p.p.	88.5%	88.3%	0.2 p.p.

Production: Almas’ Q3 2026 production reached 14,264 GEO, -12% QoQ and -5% YoY, primarily driven by lower grades, due to mine sequencing and also reflecting the processing of additional lower-grade ore following the plant expansion. Ore plant feed increased QoQ and YoY on the benefit of the plant expansion, with a rented mobile crusher complementing capacity until the expansion crusher starts operating, while recovery remained stable. Sales totaled 14,264 GEO, in line with production, -20% QoQ (Q2 2026 sales exceeded production, as the prior quarter’s last shipment was in transit and counted as Q2 2026 volume) and -5% YoY.

In 9M 2026, production was 46,232 GEO, +12% vs. 41,107 GEO in 9M 2025, driven by 17% higher total mined volumes and 30% higher ore plant feed from the plant expansion, which more than offset lower grades. Sales totaled 46,232 GEO, in line with production.

Net Revenue: was US$60.4 million in Q3 2026, -24% QoQ, mainly on lower sales volumes and lower realized gold price, and +18% YoY, as higher gold prices more than offset 5% lower sales volumes. In 9M 2026, Net Revenue totaled US$208.4 million, +60% YoY, driven by higher production, sales volumes and gold prices.

Costs: COGS was US$21.8 million in Q3 2026, -13% QoQ and +20% YoY, primarily reflecting higher ore plant feed. In 9M 2026, COGS reached US$68.5 million (+30% YoY) for the same reason. Cash Cost was US$1,239/GEO, +7% QoQ and +26% YoY, as lower grades in both periods led to lower production and sales due to grades, despite higher ore plant feed. In 9M 2026, Cash Cost averaged US$1,196/GEO (+12% YoY).

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

AISC was US$1,722/GEO in Q3 2026, +6% QoQ, mainly due to higher Cash Cost; although COGS was 13% lower and Capex 22% lower, the 20% decrease in sales volumes had a greater impact. YoY, AISC was +53%, mainly due to higher CAPEX (US$5.9 million vs. US$1.2 million) from the planned Paiol pit pushback mine development, and higher Cash Cost. In 9M 2026, AISC was US$1,580/GEO (+29% YoY) for the same reasons, with Sustaining CAPEX of US$15.1 million vs. US$3.4 million in 9M 2025.

Expenses: G&A was US$0.9 million in Q3 2026, -11% QoQ and -16% YoY, mainly due to lower third-party services expenses in both periods. In 9M 2026, G&A totaled US$3.1 million (-8% YoY). Exploration expenses were US$0.6 million, -55% QoQ and +30% YoY, mainly driven by the focus on the Almas underground project, concentrated in Q2 2026. In 9M 2026, exploration expenses totaled US$3.0 million (+158% YoY).

Profitability: Adjusted EBITDA totaled US$41.1 million in Q3 2026, -27% QoQ and +19% YoY, for the reasons discussed above. In 9M 2026, Adjusted EBITDA was US$147.0 million (+80% YoY).

3.5 Borborema

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026
Production (GEO)	22,842	14,251	60%	10,219	124%	54,194
Sales (GEO)	22,454	14,539	54%	11,228	100%	53,601
Cash Cost (US$/GEO)	1,070	991	8%	1,127	-5%	1,089
AISC (US$/GEO)	1,261	1,102	14%	1,237	2%	1,216

Net revenue	95,263	63,242	51%	38,982	144%	240,493
Cost of goods sold	(30,068)	(18,326)	64%	(12,652)	138%	(73,839)
Gross Profit	65,195	44,916	45%	26,330	148%	166,654
Expenses	(1,602)	(1,315)	22%	(1,206)	33%	(4,145)
General and administrative expenses	(1,124)	(1,061)	6%	(869)	29%	(3,200)
Exploration expenses	(476)	(583)	-18%	(317)	50%	(1,270)
Other income (expenses)	(2)	329	n.a.	(20)	n.a.	325
EBIT	63,593	43,601	46%	25,124	153%	162,509
Adjusted EBITDA	69,781	47,297	48%	25,144	178%	178,017
Financial Result	(657)	(9,117)	-93%	(232)	183%	(19,295)
Financial Income	310	172	80%	17	n.a.	702
Finance expenses	(967)	(9,289)	-90%	(249)	288%	(19,997)
EBT	62,936	34,484	83%	24,892	153%	143,214
Total taxes	(11,835)	(5,297)	123%	(522)	2167%	(22,391)
Current income tax expense	(10,425)	(5,799)	80%	(6,585)	58%	(22,837)
Deferred income tax expense	(1,410)	502	n.a.	6,063	n.a.	446
Profit/(loss) for the period	51,101	29,187	75%	24,370	110%	120,823

Mining & Processing
Total mined (t)	4,729,984	4,287,387	10%	4,020,668	18%	13,104,717
Waste to ore ratio	4.60	2.10	119%	2.30	100%	2.93
Ore plant feed (t)	492,083	429,988	14%	341,165	44%	1,330,181
Grade (g/t)	1.65	1.16	42%	1.05	57%	1.42
Recovery (%)	90.0%	90.3%	-0.3 p.p.	88.9%	1.1 p.p.	89.6%

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Production: Borborema’s Q3 2026 production totaled 22,842 GEO, a quarterly record, +60% QoQ and ~24% of Aura’s total. Growth was driven by higher grades (+42%, from 1.16 g/t to 1.65 g/t) from access to higher-grade areas, and ore plant feed +14% QoQ (492,083 t) on improved filtering performance, with recovery stable at ~90%. This occurred despite ore mined -39% QoQ (801,012 t), as the mine focused on development, with the waste-to-ore ratio rising from 2.1x to 4.6x. YoY, production was +124%, on a 57% higher grade (1.05 g/t to 1.65 g/t) and 44% higher ore plant feed from the plant ramp-up. Sales were 22,454 GEO, also a record (+54% QoQ, +100% YoY).

In 9M 2026, production was 54,194 GEO vs. 12,796 GEO in 9M 2025, as commercial production started in 2H 2025. Sales totaled 53,601 GEO.

Net Revenue was US$95.3 million in Q3 2026, +51% QoQ on higher sales volumes, partially offset by lower realized gold price, and +144% YoY, as Q3 2025 was still in ramp-up. In 9M 2026, Net Revenue was US$240.5 million (+464% YoY).

Costs: COGS was +64% QoQ, mainly on higher waste mined (+33%), and +138% YoY, due to higher production, as Borborema was ramping up in the same period of 2025. 9M 2026 COGS was US$73.8 million. Cash Cost was US$1,070/GEO, +8% QoQ on the higher waste-to-ore ratio (from 2.10 to 4.60), partially offset by higher grades (+42%) and feed, and -5% YoY on higher sales volumes. AISC was US$1,261/GEO, +14% QoQ on higher costs and CAPEX (US$2.0 million vs. US$0.8 million), in line with Q3 2025. In 9M 2026, Cash Cost was US$1,089/GEO and AISC was US$1,216/GEO.

Expenses: G&A was US$1.1 million, +6% QoQ and +29% YoY, mainly on third-party services. Exploration expenses were US$0.5 million, -18% QoQ and +50% YoY. In 9M 2026, G&A and exploration totaled US$3.2 million and US$1.3 million, respectively.

Profitability: Adjusted EBITDA was US$69.8 million in Q3 2026, +48% QoQ (vs. US$47.3 million) and +178% YoY (vs. US$25.1 million), on 51% higher Net Revenue from higher production and sales, partially offset by higher Cash Cost. In 9M 2026, Adjusted EBITDA was US$178.0 million.

3.6 MSG

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	9M 2026
Production (GEO)	13,321	7,186	85%	29,087
Sales (GEO)	13,331	7,191	85%	30,025
Cash Cost (US$/GEO)	2,286	3,852	-41%	2,855
AISC (US$/GEO)	3,647	5,277	-31%	4,043

Net revenue	56,358	28,916	95%	132,187
Cost of goods sold	(40,908)	(32,751)	25%	(108,933)
Gross Profit	15,450	(3,835)	n.a.	23,254
Expenses	(1,539)	(2,766)	-44%	(6,216)
General and administrative expenses	(1,647)	(2,412)	-32%	(5,941)
Exploration expenses	(116)	(215)	-46%	(360)
Other income (expenses)	224	(139)	n.a.	85
EBIT	13,911	(6,601)	n.a.	17,038
Adjusted EBITDA	24,402	(1,116)	n.a.	40,726
Financial Result	(239)	(4,884)	-95%	(2,694)
Financial Income	1,135	52	2083%	1,229
Finance expenses	(1,374)	(4,936)	-72%	(3,923)
Profit before income taxes	13,672	(11,485)	n.a.	14,344
Total taxes	(3,724)	3,402	n.a.	(3,601)
Current income tax expense	(3,735)	929	n.a.	(7,283)
Deferred income tax expense	11	2,473	n.a.	3,682
Profit/(loss) for the period	9,948	(8,083)	n.a.	10,743

Mining & Processing
Total mined (t)	751,243	504,766	49%	1,544,146
Waste to ore ratio	0.78	0.70	12%	0.70
Ore plant feed (t)	381,060	297,009	28%	866,502
Grade (g/t)	1.19	0.90	32%	1.17
Recovery (%)	89.6%	87.7%	1.9 p.p.	89.8%

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

In Q3, MSG continued to advance its turnaround, with production up 85% quarter-over-quarter. Primary underground development continued to outpace plan totaling 6,244 meters. In the 9M 2026 performance showed a 30% increase compared to the same period of 2025, building the access needed to support higher underground ore volumes. Improvement work with the current underground fleet has already delivered results this year, and a full fleet renewal will begin in January 2027. The operation began blending lower-grade stockpile material with higher-grade underground ore, including the first stope mined under the bottom-up method, a transition that started this year and will progress gradually throughout 2027. After a first half focused on mine development, the underground contribution to plant feed is expected to increase gradually, in line with the plan to bring MSG to an annual production of around 80koz. Aura will keep advancing MSG turnaround in the coming quarter.

Production: Q3 2026 production totaled 13,321 GEO, +85% QoQ, driven by higher feed grade (0.90 g/t to 1.19 g/t, +32%), ore plant feed +28% QoQ (381,060 t) and a 1.9 p.p. recovery improvement to 89.6%. Higher grade and feed reflect the turnaround, with underground infrastructure and the transition to bottom-up mining already in place. Ore mined was +42% QoQ (421,783 t), in line with the 2026 plan, on higher recovery of material from the East Pile and the planned resumption of mining in old underground areas after rehabilitation works. Sales were 13,331 GEO (+85% QoQ), in line with production. In 9M 2026, MSG produced 29,087 GEO and sold 30,025 GEO.

Net Revenue: Net Revenue was US$56.4 million in Q3 2026, +95% QoQ, driven by 85% higher sales volumes and a higher average realized price. In 9M 2026, Net Revenue was US$132.2 million.

Costs: COGS was +25% QoQ on higher mining activity (ore mined +42%, waste mined +59%). Cash Cost was US$2,286/GEO, -41% QoQ on higher production and sales. AISC was US$3,647/GEO, -30% vs. US$5,277/GEO in Q2 2026: despite higher COGS and CAPEX (+109% QoQ), higher sales volumes more than offset these costs. In 9M 2026, COGS was US$108.9 million, Cash Cost was US$2,855/GEO and AISC was US$4,043/GEO.

Expenses: G&A was US$1.6 million, -32% QoQ. Exploration expenses were US$0.1 million, -46% QoQ, on lower studies of regional targets of Q2 2026. In 9M 2026, G&A and exploration totaled US$5.9 million and US$0.4 million, respectively.

Profitability: Adjusted EBITDA was US$24.4 million in Q3 2026 vs. US$(1.1) million in Q2 2026, for the reasons above, reflecting the results of the turnaround strategy and the expected H2 2026 operational improvement. In 9M 2026, Adjusted EBITDA was US$40.7 million.

4. Projects updates

Era Dorada

Construction Progress

Era Dorada continued to gain momentum during the quarter, reaching 13.1% overall physical progress, with construction at 7.6% and engineering at 46.6%. The earthmovings activities for the Operational Plateau is concluded. Civil works across key process plant areas, including crushing, grinding and CIL is ongoing, while the CITIC mills progressed and the project moved toward the start of electromechanical erection. Importantly, key project milestones remain unchanged.

In the underground mine, activity ramped up during the quarter. The mining contractor was mobilized, short-term delineation drilling commenced to support the 2028 mine plan, and the pilot drilling started at one of the ventilation raise. Mine infrastructure also advanced, including the temporary refrigeration plant, underground equipment deployment, waste-dump drainage and synchronization of the power generators.

This broader ramp-up has been achieved while maintaining a strong safety performance, with 622 days and more than 711,000 work hours without a lost-time injury. Overall, construction, underground mine development and supporting infrastructure are now advancing simultaneously across multiple fronts, on time and on budget.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Communities

Community integration continued to advance alongside construction. The project workforce reached 795 people, including 663 contractors, with 57% of the total workforce coming from Asunción Mita, reinforcing local participation as activities on site expand.

Community engagement remained active through Casa Era Dorada and the Development Roundtables. During September, eight Roundtable sessions were held and Casa Era Dorada recorded 199 interactions, including 137 employment applications. Local employment remained at the center of the community agenda, including initiatives to increase female participation in the workforce. The project achieved its target of 15 local women employed by the construction contractor, with five employees promoted.

The project also continued responding to community priorities, with 89% of registered grievances closed by the end of the period and initiatives advancing in areas such as community infrastructure and local development. This continued engagement supports the integration of Era Dorada’s construction progress with tangible opportunities for surrounding communities.

5. Cash Flow

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %	9M 2026	9M 2025	Change %
Adjusted EBITDA	236,871	196,659	20%	152,105	56%	677,399	339,808	99%
(+) Exploration Expenses	3,492	3,569	-2%	2,333	50%	9,420	5,423	74%
(-) Sustaining Capex and Exploration Capex in mines in production	(39,826)	(30,111)	32%	(14,335)	178%	(90,196)	(40,377)	123%
(+/-) ∆ Working Capital, Changes in Other Assets and Liabilities and Others	(20,019)	(7,494)	167%	(26,033)	-23%	(71,974)	(37,092)	94%
(-) Income Taxes Paid	(17,654)	(40,898)	-57%	(17,755)	-1%	(110,054)	(57,199)	92%
(-) Lease Payments	(5,721)	(4,246)	35%	(4,551)	26%	(15,387)	(13,912)	11%
(-) Realized Losses on Gold Hedges	(33,602)	(37,249)	-10%	(17,130)	96%	(104,176)	(34,869)	199%
Recurring Free Cash Flow	123,541	80,230	54%	74,633	66%	295,031	161,781	82%

Recurring Free Cash Flow for the quarter was US$123.5 million, 54% higher than Q2 2026 and 66% higher than Q3 2025. The increase compared to Q3 2025 was mainly related to higher sales and gold prices, partially offset by higher CAPEX and losses realized on gold hedges. In 9M 2026, Free Cash Flow was US$295.0 million, 82% higher than 9M 2025.

The chart below shows the change in cash position for the three- and nine-months ending September 30, 2026, from a management perspective:

Changes to the Cash Position Q2 2026 vs. Q3 2026 – Managerial View (US$ Million)

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

Changes to the Cash Position Q4 2025 vs. Q3 2026 – Managerial View (US$ Million)

Notes: “Adjusted Capex” includes Exploration and Sustaining Capex; “Changes in WC and others” includes changes in Other current and non-current assets and liabilities.

6. Investment

The Company’s consolidated Capex for Q3 2026 totaled US$96.6 million. The main investment headlines for the quarter include:

•	Expansion Capex: US$55.2 million, mainly on Era Dorada, Almas and Borborema, where US$32.8 million was invested at Era Dorada, US$9.0 million at Almas and US$7.7 million at Borborema. Another US$1.4 million was invested at MSG. The remaining US$3.1 million was at Aranzazu and Minosa. US$1.1 million was invested in Projects.
•	Sustaining Capex: US$35.8 million, of which US$13.1 million was invested by MSG, US$6.3 million at Apoena, US$5.7 million at Almas, US$5.4 million at Aranzazu and another US$5.2 million at Minosa and Borborema.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

•	Exploration Capex: US$5.7 million, allocated to exploration activities. MSG led investment with US$2.1 million, followed by Other exploration projects with US$1.6 million and Apoena with US$1.3 million. Aranzazu, Minosa and Almas totaled US$0.6 million.

The Company’s consolidated Capex for 9M 2026 totaled US$225.0 million. The main investment headlines for the period include:

•	Expansion Capex: US$131.7 million, mainly on Era Dorada, Apoena and Almas, where US$48.1 million was invested at Era Dorada, US$27.2 million at Apoena and US$20.3 million at Almas. Another US$17.8 million was invested at Borborema and US$6.2 million at MSG. The remaining US$8.4 million was at Aranzazu and Minosa. US$3.8 million was invested in Projects.
•	Sustaining Capex: US$78.9 million, of which US$24.4 million was invested by MSG, US$18.9 million at Aranzazu, US$13.5 million at Almas and another US$22.1 million at Minosa, Apoena and Borborema.
•	Exploration Capex: US$14.4 million, allocated to exploration activities. MSG led investment with US$4.3 million, followed by Apoena with US$4.1 million. Other exploration projects totaled US$3.1 million. Aranzazu, Minosa and Almas totaled US$2.9 million.

7. Gross and Net Debt

Total gross debt (short and long-term portion) was US$631.5 million at the end of Q3 2026, an increase when compared to US$441.2 million at the end of Q2 2026 mainly as a result of the US$200 million syndicated loan facility contracted by the Company during the period.

The Company’s cash position strengthened significantly in Q3 2026, rising 68% QoQ to US$418.2 million, mainly driven by proceeds from the syndicated loan facility and US$167.9 million of net cash generated by operating activities, partially offset by higher cash disbursements for Expansion CAPEX of US$55 million and dividends and share buybacks paid of US$70.7 million.

The Company’s Net Debt totaled US$178.8 million at the end of Q3 2026, slightly up from US$168.0 million at the end of Q2 2026, resulting in a Net Debt/LTM Adjusted EBITDA ratio of 0.20x, compared with 0.21x in the previous quarter.

Net Debt Breakdown

(US$ thousand)	Q3 2026	Q2 2026	QoQ Change %	Q3 2025	YoY Change %
Loans and debentures (current)	65,970	64,985	2%	89,810	-27%
Loans and debentures (non-current)	565,518	376,259	50%	339,966	66%
Gross debt	631,488	441,244	43%	429,776	47%
Cash and cash equivalents	418,245	248,322	68%	351,414	19%
Restricted Cash	3,609	3,492	3%	0	0%
Derivative financial instrument (Swaps1)	30,872	21,404	44%	14,590	112%
Net Debt	178,762	168,026	6%	63,772	180%
Net Debt/LTM EBITDA	0.20x	0.21x	-0.01x	0.15x	0.05x

1 Almas, MSG and Borborema swaps considered.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

8. Guidance vs. Actual 2

Gold equivalent ounces production ('000 GEO) – 2026
	Low	High	9M 2026	9M 2026 at Guidance metal prices	%
Aranzazu	68	76	58	52	76% - 68%
Apoena	37	44	20	20	54% - 46%
Minosa	63	70	45	45	71% - 64%
Almas	57	63	46	46	81% - 73%
Borborema	65	77	54	54	83% - 70%
MSG	50	60	29	29	58% - 48%
Total	340	390	253	246	72% - 63%

Cash Cost per equivalent ounce of gold sold – 2026
	Low	High	9M 2026	9M 2026 at Guidance metal prices	%
Aranzazu	1,323	1,429	1,338	1,304	99% - 91%
Apoena	1,128	1,209	1,666	1,666	148% - 138%
Minosa	1,208	1,305	1,311	1,311	109% - 100%
Almas	1,059	1,135	1,196	1,196	113% - 105%
Borborema	1,009	1,089	1,089	1,089	108% - 100%
Total ex-MSG	1,151	1,238	1,273	1,265	110% - 102%
MSG	2,189	2,364	2,855	2,855	129% - 119%
Total w/ MSG	1,303	1,411	1,460	1,452	111% - 103%

AISC per equivalent ounce of gold sold – 2026
	Low	High	9M 2026	9M 2026 at Guidance metal prices	%
Aranzazu	1,726	1,865	1,748	1,704	99% - 91%
Apoena	1,905	2,041	2,769	2,769	145% - 136%
Minosa	1,372	1,481	1,547	1,547	113% - 104%
Almas	1,415	1,516	1,580	1,580	112% - 104%
Borborema	1,177	1,271	1,216	1,216	103% - 96%
Total ex-MSG	1,488	1,602	1,636	1,625	109% - 101%
MSG	3,072	3,318	4,043	4,043	132% - 122%
Total w/ MSG	1,720	1,865	1,921	1,909	111% - 102%

CAPEX – 2026
	Low	High	9M 2026%
Sustaining	105	123	79	75% - 64%
Exploration	19	25	14	76% - 58%
Expansion	262	314	132	50% - 42%
Total	386	462	225	58% - 49%

2 Key Factors:

The Company’s future profitability, operating cash flow and financial position will be directly related to prevailing gold and copper prices. Key factors that influence the price of gold and copper include, among others, the supply and demand for gold and copper, the relative strength of currencies (especially the US dollar) and macroeconomic factors, such as current and future expectations for inflation and interest rates. Management believes that the economic environment in the short and medium term should remain relatively favorable with respect to commodity prices, albeit with continued volatility.

To reduce the risks associated with commodity prices and currency volatility, the Company will continue to assess and deploy hedging programs. For more information on this subject, please refer to the Reference Form.

Other key factors influencing profitability and operating cash flows are: production levels (affected by grades, ore quantities, process recoveries, labor, country stability and availability of facilities and equipment); production and processing costs (impacted by production levels, prices and the use of key consumables, labor, inflation and exchange rates), and other factors.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

9. Shareholder Information

As of September 30, 2026, the Company had the following outstanding: 83,854,843 Common Shares, 1,262,887 stock options, and 82,785 deferred share units.

10. Attachments

10.1 Non-GAAP Performance Measures

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this Earnings Release: Adjusted EBITDA; Adjusted Net Income, cash operating costs per gold equivalent ounce sold; AISCs; Net Debt; and Adjusted EBITDA Margin, which are non-GAAP financial measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

A. Reconciliation from income for the quarter to Adjusted EBITDA:

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Profit / (Loss) for the period	135,004	5,626	447,849	(59,476)
Current income tax expense	48,570	38,402	115,773	88,767
Deferred income tax expense	(5,386)	(10,510)	(12,681)	(19,350)
Finance expense	48,652	104,849	154,316	289,245
Finance income	(22,203)	(2,284)	(120,000)	(5,439)
Other income (expense)	(3,053)	822	(7,515)	1,515
Depletion and amortization	32,971	15,200	92,641	44,546
Provision for contingent liabilities [3]	2,316	–	7,016	–
Adjusted EBITDA	236,871	152,105	677,399	339,808

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Cost of goods sold	(163,346)	(98,223)	(461,614)	(268,096)
Depletion and amortization	32,484	15,058	91,317	43,870
Subtotal	(130,862)	(83,165)	(370,297)	(224,226)
Gold Equivalent Ounces sold	93,794	74,907	253,576	197,850
Cash costs per gold equivalent ounce sold¹	1,395	1,110	1,460	1,133

3 This provision refers to Apoena’s contingent liabilities, as mentioned in section “3.2 Apoena”.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold:

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Cost of goods sold	(163,346)	(98,223)	(461,614)	(268,096)
Depletion and amortization	32,484	15,058	91,317	43,870
Subtotal	(130,862)	(83,165)	(370,297)	(224,226)
Adjusted capex	39,826	14,196	90,196	40,240
General and Administrative Expenses for the mines in production [4]	4,131	4,177	11,096	11,494
Provision for contingent liabilities	2,316	–	7,016	–
Lease Payments	6,090	3,041	8,432	7,490
Subtotal	(183,226)	(104,580)	(487,038)	(283,450)
Gold Equivalent Ounces sold	93,794	74,907	253,576	197,850
All In Sustaining costs per ounce sold equivalent ounce sold [5]	1,953	1,396	1,921	1,433

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net 6:

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Gold Revenue, net of Sales Taxes	296,432	180,738	870,895	420,208
Ounces of gold sold	70,543	53,393	196,344	133,590

Realized average gold price per ounce sold, net	4,202	3,385	4,436	3,146

E. Net Debt:

(US$ thousand)

(US$ thousand)	Sep 2026	Sep 2025
Loans and debentures (current)	65,970	89,810
Loans and debentures (non-current)	565,518	339,966
Derivative Financial Instrument [7]	(30,872)	(14,590)
Restricted Cash	(3,609)	–
Cash and Cash Equivalents	(418,245)	(351,414)
Net Debt	178,762	63,772

4 Not including Amortization & depletion

5 Considered all mines in production.

6 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 10.1: Non-GAAP Performance Measures in this Earnings Release.

7 Derivative Financial Instrument includes the swap related to Almas, Borborema and MSG.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

F. Adjusted EBITDA Margin8 (Adjusted EBITDA/Revenues):

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Net Revenue	385,977	247,832	1,104,550	600,072
Adjusted EBITDA	236,871	152,105	677,399	339,808
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	61%	61%	61%	57%

G. Adjusted Net Income

(US$ thousand)

(US$ thousand)	Q3 2026	Q3 2025	9M 2026	9M 2025
Profit/(Loss) for the period	135,004	5,626	447,849	(59,476)
Foreign exchange gain (loss)	4,007	(36)	(1,428)	(5,674)
Gain on derivative transactions	12,729	(75,252)	114,637	(199,766)
Loss on settlement of liability with equity instruments	-	–	-	(8,768)
Deferred taxes over non-monetary items	(2,940)	12,242	12,100	22,323
Adjusted Net Income	121,208	68,672	322,540	132,409

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development and the Carajás copper project in the Carajás region, in the exploration phase.

For more information, please contact:

Investor Relations

ri@auraminerals.com

www.auraminerals.com

8 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations to the most directly comparable IFRS measures, see Section 10.1: Non-GAAP Performance Measures in this Earnings Release

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS

CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This Press Release, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this Press Release is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent Annual Report on Form 20-F filed with the SEC for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether because of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

AURA Q3 2026 | 9M 2026 EARNINGS RESULTS